EXHIBIT  10

Chunghwa Telecom participates in an investors conference

Date of events: 2012/03/08

Contents:

1.Date of the investor/press conference or the date that the Company disclose its financial or business information to the public:2012/03/13~2012/03/15

2.Location of the investor/press conference or the location that the Company disclose its financial or business information to the public: Taipei

3.Financial and business related information: Please refer to http://newmops.tse.com.tw/.

4.If a press release is distributed, the content of the press release: None

5.Any other matters that need to be specified: The conference will be held by Bank of America Merrill Lynch. There will be no meeting held on 2012/03/14 for the company.